Pegasus Communications Corporation

c/o Pegasus Communications Management Company

Suite 200, 225 City Line Avenue

Bala Cynwyd, Pennsylvania 19004

November 20, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Pegasus Communications Corporation (the “Company”)

Dear Mr. Spirgel:

This letter responds to the comments made by the Staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter transmitted to us on November 9, 2006 with respect to the Staff’s review of our Form 10-K for the fiscal year ended December 31, 2005 and our Form 10-QSBs for the fiscal quarters ended March 31, 2006 and June 30, 2006. For the Staff’s convenience, we have repeated below in bold type the specific comments to which we are responding and have set forth our response immediately below the applicable comment.

Form 10-K for the Year Ended December 31, 2005

1.

On pages 29 and F-14, you disclose your impairment policy for amortizable intangibles. You state that you test for impairment whenever events and circumstances suggest the carrying amounts may not be recoverable. Tell us if you tested amortizable intangibles for impairment in 2005 and 2006. If you did not test for impairment, tell us how you determined that there were no events or circumstances that would suggest that the carrying amounts of amortizable intangibles may not be recoverable in 2005 and the first two quarters of 2006. We may have further comments.

The Company’s most significant intangible assets are FCC licenses for 700 MHz wireless frequencies (our “700 MHz Licenses), and an exclusive license to an intellectual property portfolio whose claims cover the provision of certain satellite-delivered interactive media services (our “Personalized Media License”). Our 700 MHz Licenses and Personalized Media License had net carrying values of $60.9 million and $67.4 million, respectively, at December 31, 2005. Management tested each of these intangible assets for impairment at December 31, 2005. Management obtained valuation reports from an independent appraiser to assist management with their determination of the respective fair values of each of these intangible assets. The independent appraisal reports for the 700 MHz Licenses and the Personalized Media License indicated a fair value that was greater than the Company’s carrying value. As such, neither of these intangible assets was determined to be impaired as of December 31, 2005. In the case of the 700MHz Licenses, management also considered its knowledge of FCC proceedings involving proposed rulemakings governing the upper 700MHz spectrum, in which the Company participated. In the case of the Personalized Media License, which is subject to ongoing patent infringement litigation and U.S. Patent and Trademark Office (“US PTO”) re-examination proceedings, management also considered discussions with outside patent counsel as to status of the litigation and US PTO proceedings.

A small portion of the Company’s intangible assets consist of 2.5 GHz spectrum rights acquired beginning in June 2005. Management did not test these spectrum rights for impairment as of December 31, 2005, but considered its knowledge of developments in the market place for such spectrum to conclude that no events have occurred suggesting that the carrying amounts of such rights are unrecoverable. Additionally, management considered the relative short time frame between acquiring its 2.5 GHz spectrum rights and December 31, 2005 would indicate that the purchase price paid approximates fair value. As such, it was determined that the 2.5 GHz spectrum rights were not impaired at December 31, 2005.

Form 10-QSB for March 31 and June 30, 2006

2.	Please address comments related to the review of Form 10-K for the year ended December 31, 2005.

We did not test for impairment at March 31, 2006 or June 30, 2006, based on our conclusion that no events or circumstances occurred since our impairment testing at year-end to suggest that the carrying amounts of our intangible assets may not be recoverable.

For each of the first two quarters of 2006, management considered its knowledge of developments involving the 700 MHz spectrum, obtained as a participant in FCC proceedings, to determine that there were no circumstances suggesting that the carrying amounts of the 700 MHz Licenses were unrecoverable. Management also considered both its discussions with outside patent counsel, and written correspondence from counsel, to determine that there were no changes in status since year-end which would suggest that the carrying amount of the Personalized Media License were unrecoverable. For the first two quarters of 2006, management did not seek or obtain independent appraisals of the Company’s intangibles.

As mentioned above, a small portion of the Company’s intangible assets consist of 2.5 GHz spectrum rights acquired beginning in June 2005. Management considered its knowledge of developments in the market place for such spectrum, including the cost of additional spectrum rights which the Company acquired in 2006, to conclude that no events have occurred suggesting that the carrying amounts of such rights are unrecoverable.

In addition, as requested by the Staff, Pegasus Communications Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for this opportunity to provide explanations and clarifications of the content of our filings that are the subject of the comments herein. We do respect the Staff’s comments with respect to these filings, and we view them as opportunities to improve our disclosures in filings with the SEC to the satisfaction of the Staff.

Please direct any questions or comments regarding the responses set forth above to Ron Stark at 610-934-7059 or to me at 610-934-7098.

Sincerely yours,
/s/ Scott A. Blank

Scott A. Blank Senior Vice President, Legal and Corporate Affairs, and General Counsel
cc:	Sharon Virga, Securities and Exchange Commission

Kyle Moffatt, Securities and Exchange Commission

Ronald B. Stark, Vice President of Finance

Michael B. Jordan, Drinker Biddle & Reath LLP

Richard Cooke, Marcum & Kliegman